Filed Pursuant to Rule 433

Registration Statement No. 333-286219

Free Writing Prospectus

(To Prospectus dated March 28, 2025 and

Preliminary Prospectus Supplement dated May 5, 2026 (the “Preliminary Prospectus Supplement”))

$500,000,000

Flowserve Corporation

5.700% Senior Notes due 2036 (the “Notes”)

Final Term Sheet

May 5, 2026

Issuer:	Flowserve Corporation

Size:	$500,000,000

Offering Format:	SEC Registered

Maturity Date:	May 15, 2036

Coupon (Interest Rate):	5.700%

Yield to Maturity:	5.718%

Spread to Benchmark Treasury:	130 bps

Benchmark Treasury:	4.125% due February 15, 2036

Benchmark Treasury Yield:	4.418%

Price to Public:	99.864% of the principal amount

Interest Payment Dates:	Semiannually on May 15 and November 15, commencing November 15, 2026

Make-Whole Call:	Prior to February 15, 2036 (three months prior to the Maturity Date) (the “Par Call Date”), the Issuer may redeem the Notes at the Issuer’s option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 20 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

Par Call:	On or after the Par Call Date, the Issuer may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Special Mandatory Redemption:	In the event that (i) the Trillium Flow Acquisition is not consummated on or prior to February 4, 2027 or such later date as the parties to the purchase agreement may agree as the “Longstop Date” thereunder, or (ii) the purchase agreement related thereto is terminated without the Trillium Flow Acquisition being consummated, the Issuer will be required to redeem all of the outstanding Notes at a redemption price equal to 101% of the aggregate principal amount of such Notes plus accrued and unpaid interest thereon, if any, to the redemption date.

Change of Control Offer:	If a Change of Control Triggering Event (as defined in the Preliminary Prospectus Supplement) occurs with respect to the Notes, the Issuer will be required, subject to certain conditions, to offer to repurchase the Notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase.

Trade Date:	May 5, 2026

Settlement Date*:	May 12, 2026 (T+5)

CUSIP / ISIN:	34354P AG0 / US34354PAG00

Joint Book-Running Managers:	BofA Securities, Inc.
J.P. Morgan Securities LLC Mizuho Securities USA LLC

Passive Bookrunner:	BNP Paribas Securities Corp.

Co-Managers:

BBVA Securities Inc.

BMO Capital Markets Corp.

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

MUFG Securities Americas Inc.

Wells Fargo Securities, LLC

Fifth Third Securities, Inc.

Huntington Securities, Inc.

Loop Capital Markets LLC

Scotia Capital (USA) Inc.

UniCredit Capital Markets LLC

Expected Ratings**:	Moody’s: Baa3
S&P: BBB-
Fitch: BBB

*

It is expected that delivery of the Notes will be made against payment for the Notes on or about May 12, 2026, which will be the fifth business day following the date hereof (this settlement cycle being referred to as T+5). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to one business day before the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

**	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Joint Book-Running Managers in the offering will arrange to send you the prospectus if you request it toll free by calling BofA Securities, Inc. toll-free at (800) 294-1322, J.P. Morgan Securities LLC collect at (212) 834-4533 or Mizuho Securities USA LLC toll-free at (866) 271-7403.

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